EXHIBIT 99.1

Acasti & Neptune Enter Into Transactional Arrangement & Sign Operational Agreements

  Supports Neptune in financing transaction by granting limited recourse pledge in the amount of $2.0M CDN
  Entered into positive operational arrangements with Neptune, including a  licensing agreement to market Onemia®

LAVAL, Québec, Jan. 07, 2016 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (“Acasti” or the “Corporation”) (NASDAQ:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of hypertriglyceridemia, announces that it has entered into a transactional arrangement and signed operational agreements with its parent company, Neptune Technologies and Bioressources Inc. (“Neptune”).  All amounts in Canadian dollars.

“We are pleased to have been able to assist Neptune with their growth initiatives, while entering into favourable operational arrangements, including a licensing agreement in which Neptune will now market and sell Onemia®,” highlighted Pierre Lemieux, PhD, Acasti’s Chief Operating Officer.  Onemia® is a unique, proprietary krill oil-based omega-3 phospholipid, which is defined as a medical food.

“Given Neptune's leadership in innovation, sales and marketing in the omega-3 space, it is the ideal partner to maximize the potential of Onemia®.  As a result of this licensing agreement, Acasti is able to be singularly focused on the development pathway for its prescription drug candidate, CaPre®, while further leveraging its  medical food asset.”

On January 7, 2016 Neptune announced its acquisition of Biodroga Inc., a leading dietary solution provider.  As part of the borrowing arrangements for this transaction, Acasti has agreed to support Neptune by granting to the Bank a limited recourse pledge in the amount of $2.0 million (the “Committed Funds”), in accordance with a security agreement with respect to deposits entered into between the Bank and Acasti at closing of the acquisition of Biodroga (the “Pledge Agreement”).  The Bank will not have any personal recourse against Acasti, nor the assets of Acasti, other than the Committed Funds assigned in the Pledge Agreement.  As such, the $2.0 million assigned in the Pledge Agreement should be considered as restricted cash and not available to Acasti until released by the Bank or reduced by Neptune.

Neptune has agreed to pay Acasti pursuant to a fee agreement (the “Fee Agreement”) an annual fee on the Committed Funds outstanding at an annual rate of (i) 9% during the first six months, and (ii) 11% for the remaining term of the Pledge Agreement.

In connection with the completion of the transaction, Neptune and Acasti have also entered into operational agreements pertaining to: (i) the marketing by Neptune of Onemia®, a medical food of Acasti, pursuant to which Acasti will receive a royalty payment of 17.5% on net sales made by Neptune, (ii) the reduction of the operational charges payable by Acasti to Neptune, and (iii) the fixing of the selling cost of the Raw Krill Oil (RKO) material provided by Neptune to Acasti for CaPre® Phase 3 clinical trials.

As previously disclosed, Acasti decided to find strategic alternatives for Onemia® and focus its energy and resources on the development of CaPre®. Consequently, the Corporation entered into a non-exclusive licensing agreement with Neptune in which Neptune will engage on a best commercial efforts basis to market Onemia®.   Given Neptune's sales and marketing leadership in the krill oil market, Acasti believes that Neptune is best placed to market Onemia®.

The entering into of these agreements with Neptune collectively constitute a “related party transaction” within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”).

In connection with the Related Party Transaction, Neptune and Acasti are each relying on the formal valuation and minority approval exemptions of respectively subsection 5.5(a) and 5.7(1)(a) of Regulation 61-101 as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Related Party Transaction exceeds 25% of their respective market capitalization. The Board of Directors of Acasti has unanimously approved the Related Party Transaction.  Mr. Jim Hamilton, who is a director of Acasti and Neptune, abstained from voting.

A material change report in respect of the Related Party Transaction will be filed by Acasti but could not be filed earlier than 21 days prior to its completion due to the fact that the transaction was still subject to the finalization and closing of the transaction involving the acquisition of Biodroga by Neptune.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research and development of a prescription drug candidate, CaPre®, for the treatment of hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. CaPre® is a krill oil-derived mixture of polyunsaturated fatty acids (PUFAs), primarily composed of omega-3 fatty acids, principally eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA) present as a combination of phospholipid esters and free fatty acids. Because krill feed on phytoplankton, it is a major source of phospholipids and omega-3 fatty acids well known to be beneficial for human health.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements”within the meaning of the U.S. securities laws and Canadian securities laws. Suchforward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could causethe actual results of Acasti to be materially different from historical results or from any future results expressed orimplied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at acastipharma.com (the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
John Ripplinger
Investor Relations
+1.450.687.2262
j.ripplinger@acastipharma.com
acastipharma.com